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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

    Forever Enterprises, Inc. (Formerly Lincoln Heritage Corporation)
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                            (Name of Issuer)

                      Common Stock, $.01 par value
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                     (Title of Class of Securities)

                              346288 10 3
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                             (CUSIP Number)

   Howard A. Wittner, as Trustee for      COPY TO:  Thomas A. Litz, Esq.
   RBT Trust II                           THOMPSON COBURN LLP
   7700 Bonhomme Avenue, Suite 400        One Mercantile Center
   St. Louis, MO  63105                   St. Louis, MO  63101
   (314) 862-3535                         (314) 552-6000


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  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                             March 9, 2000
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        (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-----------------------                                  -------------------
 CUSIP No. 346288 10 3           SCHEDULE 13D             Page 2 of 4 Pages
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   1     NAMES OF REPORTING PERSONS/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Howard A. Wittner, as trustee for RBT Trust II
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                       (a) / /
                                                                       (b) / /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS<F*>
         00
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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     NUMBER OF          7     SOLE VOTING POWER
      SHARES                        6,400,500
   BENEFICIALLY   -------------------------------------------------------------
     OWNED BY           8     SHARED VOTING POWER
      EACH                          0
    REPORTING     -------------------------------------------------------------
     PERSON             9     SOLE DISPOSITIVE POWER
      WITH                          6,400,500
                  -------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                    0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,400,500
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                            / /
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        92.3%
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   14    TYPE OF REPORTING PERSON
                        OO (trustee)
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 CUSIP No. 346288 10 3           SCHEDULE 13D             Page 3 of 4 Pages
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ITEM 1. SECURITY AND ISSUER

        Security:  Common Stock, $0.01 par value
        Issuer:  Forever Enterprises, Inc.
        10 South Brentwood Blvd., Suite 340
        Clayton, Missouri  63105

ITEM 2. IDENTITY AND BACKGROUND

        (a) - (c) RBT Trust II is an irrevocable trust which is the sole owner of National Heritage Enterprises, Inc., a corporation organized under the laws of the State of Missouri and located at 10 South Brentwood Blvd., Suite 340, Clayton, Missouri 63105 ("National Heritage"). The trust was organized to hold the shares of National Heritage. As of March 8, 2000, National Heritage owned 4,000,500 shares of common stock, $0.01 par value, of Forever Enterprises, Inc. (f/k/a Lincoln Heritage Corporation).
        (d) no
        (e) no
        (f) not applicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On March 9, 2000, RBT Trust II indirectly acquired, through National Heritage, 2,400,000 shares of common stock, $0.01 par value, of Lincoln Heritage Corporation (now known as Forever Enterprises, Inc.) in exchange for 10,648 shares of common stock, $0.01 par value, of Forever Enterprises, Inc., constituting all of the issued and outstanding shares of such corporation.

ITEM 4. PURPOSE OF TRANSACTION

        RBT Trust II, through National Heritage, acquired 2,400,000 shares of common stock, par value $0.01 per share, of Lincoln Heritage Corporation in exchange for all of the issued and outstanding shares of capital stock of Forever Enterprises, Inc.

        Upon consummation of the transaction, the Issuer's name was changed from Lincoln Heritage Corporation to "Forever Enterprises, Inc." The corporate name of Forever Enterprises, Inc. was changed to Forever Network, Inc. and such corporation became a wholly-owned subsidiary of the Issuer. The executive offices were relocated from 1250 Capital of Texas Highway, Austin, Texas 78716 to 10 S. Brentwood Blvd., Suite 340, Clayton, Missouri 63105. Although there was no change in the members of the board of directors, the following people were elected to serve as officers of the company:

             Howard A. Wittner - Chairman and Secretary
             Brent D. Cassity - Chief Executive Officer
             J. Tyler Cassity - Co-Chief Executive Officer
             Clifton Mitchell - President and Chief Financial Officer Randall K. Sutton - Vice President



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 CUSIP No. 346288 10 3           SCHEDULE 13D             Page 4 of 4 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) 6,400,500 shares of common stock, which represented 92.3% of the issued and outstanding shares of Forever Enterprises, Inc. (formerly known as Lincoln Heritage Corporation), as of March 10, 2000;

        (b) 6,400,500 shares - sole voting power and sole dispositive power;

             0 shares - shared voting power and shared dispositive power.

        (c)  None.

        (d)  N/A

        (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Howard A. Wittner, trustee of the RBT Trust II, also serves as legal counsel to Forever Enterprises, Inc. and chairman of its board of directors.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        N/A


                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



                                    RBT Trust II


March 19, 2000                      By: /s/ Howard A. Wittner
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                                       Howard A. Wittner, as trustee